Exhibit 21

The following table indicates, as of the end of fiscal year 2009, the subsidiaries of Thermodynetics, Inc., their respective states and years of incorporation, and the percentage owned by Thermodynetics.

Subsidiary’s Name	State of Incorporation	Year of Incorporation	Percentage Owned
Turbotec Products Plc	United Kingdom	2006	56.32%
Vulcan Industries, Inc.	Michigan	1991	wholly owned
National Energy Systems, Inc.	Florida	1984	wholly owned
TPI Systems, Inc.	Connecticut	1983	wholly owned